Exhibit 99.1

NEWS RELEASE

Ritchie Bros. Names Ravi Saligram as New Chief Executive Officer

VANCOUVER, BRITISH COLUMBIA (June 16, 2014) – Ritchie Bros. Auctioneers (NYSE & TSX: RBA, ‘the Company’) is pleased to announce that its Board of Directors has appointed Ravi Saligram as the Company’s new Chief Executive Officer. Mr. Saligram will succeed Peter Blake, who will be leaving the Company in July. It is expected that Mr. Saligram will assume his new role as CEO on July 7 and will be appointed as a member of the board of directors of the Company at that time.

“We are very pleased to welcome Ravi Saligram to Ritchie Bros. as CEO. Ravi is a proven leader and an experienced chief executive within the business services sector, and has an impressive track record of driving revenue and profit growth at customer-service focused organizations,” said Robert Murdoch, Chairman of the Board, on behalf of all board members. “Ravi’s recognized talent for cultivating strong corporate cultures and his extensive global business experience will benefit Ritchie Bros. significantly as we enter our next phase of growth.”

Mr. Saligram’s 35-year professional career includes three years as President and Chief Executive Officer of OfficeMax and more than 20 years of general management experience at ARAMARK, Intercontinental Hotels Group, and SC Johnson. Mr. Saligram has lived in five countries and worked in many more across five continents. He is noted for his ability to lead consumer, B-to-B and digital businesses and has considerable experience running global, multi-unit service organizations and overseeing large sales teams.

“Ritchie Bros.’ leading market position, deep operational expertise in unreserved auctions and highly engaged team committed to customer service attracted me to this role,” said Mr. Saligram. “I am excited by the opportunity to further grow the core business in both North America and internationally, and scale new e-based business models to provide comprehensive solutions to customers. I look forward to partnering with our team to make Ritchie Bros. the premier global equipment solutions company.”

In November 2010, Mr. Saligram joined OfficeMax as Chief Executive Officer, where he drove innovation and evolved the company from an office products distributor to an omnichannel provider of workplace products, services and solutions. He successfully championed the merger with Office Depot, which was consummated in November 2013.

Prior to his role at OfficeMax, Mr. Saligram served as President of ARAMARK International, and Executive Vice President and Chief Globalization Officer of ARAMARK Corporation, a world leading professional services company focused on food services and facilities management. Under his leadership, revenue and operating profits doubled at ARAMARK International in seven years.

Mr. Saligram has held senior leadership positions with InterContinental Hotels Group, including: President of Brands and Franchise for North America; Chief Marketing Officer; President, International; and, President, Asia Pacific. He also held brand and general management roles within S.C. Johnson and Son, Inc., and began his career in advertising with Leo Burnett Company in Chicago, where he developed his relentless desire to meet and exceed customer needs. Mr. Saligram earned an MBA from the University of Michigan and an electrical engineering degree from Bangalore University.

Mr. Saligram will be based out of the Company’s head office in Vancouver.

Investor Conference Call and Webcast:

Ritchie Bros. will host a short investor conference call at 8:00 a.m. Pacific / 11:00 a.m. Eastern / 4:00 p.m. BST, tomorrow, June 17, 2014. Analysts and Institutional investors may access the conference call using the following dial-in numbers:

Toronto: 416-764-8609

Toll Free North America: 1-888-390-0605

Toll Free UK: 0800 028 6441

All other interested parties, including media, can listen to the call through the live and archived webcast, accessible at the following link:

http://www.newswire.ca/en/webcast/detail/1372843/1522339

A replay of the call will be made available approximately two hours following the live call and will be available until July 31, 2014. It can be accessed through the webcast link, or by dialing 416-764-8677 or 1-888-390-0541 using the passcode 969342.

About Ritchie Bros. Auctioneers:

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world’s largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. solutions make it easy for the world’s builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOne secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Investor Relations inquiries:

Jamie Kokoska, Investor Relations Manager

Ritchie Bros. Auctioneers

Phone: 1.778.331.5219

Email: jkokoska@rbauction.com

Media inquiries:

Kim Schulz, Manager, Corporate Communications and Events

Ritchie Bros. Auctioneers

Phone: 1.778.331.5442

Email: CorpComm@rbauction.com

ATTENTION MEDIA: Photos and other media resources, including a backgrounder, are available for use at http://www.rbauction.com